UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The following table presents our unaudited condensed consolidated statements of profit or loss and other comprehensive income for the periods indicated:

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the Six Months ended June 30,
	2025	2026	2026
	RMB’000	RMB’000	US$’000
Continuing operations
Revenues
Charging services revenues	63,531	43,943	6,476
Energy solutions revenues	454	69	10
New initiatives revenues	2,616	1,449	214
Total revenues	66,601	45,461	6,700

Cost of revenues	(2,227)	(6,789)	(1,001)
Gross profit	64,374	38,672	5,699

Operating expenses
Selling and marketing expenses	(57,692)	(10,851)	(1,599)
General and administrative expenses	(54,026)	(4,797)	(707)
Research and development expenses	(7,522)	(3,971)	(585)
Reversal of impairment losses, net	14,742	569	84
Total operating expenses	(104,498)	(19,050)	(2,807)

Other gains, net	1,015	9,302	1,371

Operating (loss)/profit	(39,109)	28,924	4,263
Fair value changes of financial instruments at fair value through profit or loss	137,022	(394)	(58)
Finance costs	(17,989)	(18,357)	(2,705)
Profit before income tax	79,924	10,173	1,500
Income tax	—	—	—
Profit from continuing operations	79,924	10,173	1,500
(Loss)/profit from discontinued operations	(14,553)	9,607	1,416
Net profit	65,371	19,780	2,916

Net profit attributable to:
Equity holders of the Company	66,072	16,108	2,375
Non-controlling interests	(701)	3,672	541
	65,371	19,780	2,916

Basic and diluted earnings/(loss) per share for profit from continuing operations attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic earnings per share	0.0164	0.0002	— *
Diluted (loss)/earnings per share	(0.0049)	0.0002	— *

Basic and diluted earnings/(loss) per share for profit attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic earnings per share	0.0136	0.0005	0.0001
Diluted (loss)/earnings per share	(0.0061)	0.0005	0.0001

Net profit for the period	65,371	19,780	2,916
Other comprehensive income/(loss) that will not be reclassified to profit or loss in subsequent periods:
– Fair value changes on equity investment designated at fair value through other comprehensive income, net of tax	11,504	(14,538)	(2,143)
– Currency translation differences	(786)	946	139
Other comprehensive income/(loss) for the period, net of tax	10,718	(13,592)	(2,004)
Total comprehensive income for the period	76,089	6,188	912
Total comprehensive income attributable to:
Equity holders of the Company	76,790	2,516	371
Non-controlling interests	(701)	3,672	541
	76,089	6,188	912

*	Representing an amount less than US$0.0001.

The following table presents our unaudited condensed consolidated statements of financial position:

NAAS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31, 2025	June 30, 2026
	RMB’000	RMB’000	US$’000

ASSETS
Current assets
Cash and cash equivalents	81,154	77,233	11,383
Trade receivables, net	21,714	18,266	2,692
Financial assets measured at fair value	1,291	—	—
Inventories	17	17	3
Prepayments, other receivables and other assets, net	105,724	116,992	17,242
Assets classified as held for sale	4,148	—	—
Total current assets	214,048	212,508	31,320

Non-current assets
Right-of-use assets, net	2,794	—	—
Financial assets measured at fair value, non-current	92,396	77,858	11,475
Investments accounted for using equity method	421	420	62
Property, plant and equipment, net	1,127	722	106
Intangible assets, net	1,592	1,220	180
Other non-current assets	194	—	—
Total non-current assets	98,524	80,220	11,823
Total assets	312,572	292,728	43,143

LIABILITIES AND EQUITY
Current liabilities
Borrowings, current	501,763	519,069	76,501
Current lease liabilities	1,469	—	—
Trade payables	230,832	240,447	35,438
Income tax payables	796	796	117
Other payables and accruals	358,357	368,328	54,285
Financial liabilities at fair value through profit or loss	22,044	—	—
Liabilities relating to assets classified as held for sale	7,903	—	—
Total current liabilities	1,123,164	1,128,640	166,341

Non-current liabilities
Borrowings, non-current	80,961	54,427	8,022
Non-current lease liabilities	1,121	—	—
Total non-current liabilities	82,082	54,427	8,022
Total liabilities	1,205,246	1,183,067	174,363

EQUITY
Share capital	239	272	40
Subscription receivable	(138,363)	(161,141)	(23,749)
Treasury shares	(1)	(1)	— *
Warrants outstanding	29,587	29,587	4,360
Additional paid-in capital	7,818,000	7,836,892	1,155,015
Other reserves	47,162	33,570	4,948
Accumulated losses	(8,690,607)	(8,674,499)	(1,278,463)
Non-controlling interests	41,309	44,981	6,629
Total equity	(892,674)	(890,339)	(131,220)
Total equity and liabilities	312,572	292,728	43,143

*	Representing an amount with an absolute value of less than US$1,000 (including negative amounts).

2026 First Half Financial and Operational Highlights

●	First Operating Profit in the Company’s History: The Company recorded an operating profit of RMB28.9 million (US$4.3 million) in the first half of 2026, compared with an operating loss of RMB39.1 million in the same period last year, marking the first operating profit in the Company’s history and reflecting its transition to an asset-light, platform-based operating model.

●	Second Consecutive First Half in Both Positive Net Profit and Positive Operating Cash Flow: Net profit was RMB19.8 million (US$2.9 million) in the first half of 2026, following net profit of RMB65.4 million in the first half of 2025, reflecting the Company's consecutive first half of positive net profit. Net cash generated from operating activities was RMB39.7 million (US$5.9 million) in the first half of 2026, compared to RMB13.0 million during the same period of 2025, reflecting the Company’s increasing self-sufficiency in funding operations.

●	Substantially Leaner Cost Base: Total operating expenses decreased by 82% to RMB19.1 million (US$2.8 million) in the first half of 2026 from RMB104.5 million in the same period last year, materially lowering the Company’s break-even point.

Ms. Yang Wang, Chief Executive Officer of NaaS, commented, “The first half of 2026 marked a defining moment for NaaS with our first operating profit since inception. This is the direct outcome of a multi-year strategic transformation in which we exited capital-intensive offline operations and rebuilt the business around an asset-light charging services platform. With a cost base now aligned to that model, we intend to direct our resources toward AI-powered supply-and-demand matching and enterprise-grade energy management services as corporate fleet electrification accelerates.”

Mr. Steven Sim, Chief Financial Officer of NaaS, added, “Achieving operating profitability reflects a permanently lower cost base rather than a favorable period. Gross margin was 85% in the first half, consistent with the 86% we delivered for the full year 2025. We reduced operating expenses by 82% year over year to RMB19.1 million, substantially lowering our breakeven threshold, and reduced cash consumption to RMB5.0 million in the first half from RMB52.0 million a year ago. We will maintain that rigorous financial discipline while integrating the assets we acquired in July and selectively allocating capital to initiatives that support long-term value creation for our shareholders.”

Business Updates

Inclusion in the S&P Global Sustainability Yearbook 2025

In February 2026, NaaS was selected for inclusion in the S&P Global Sustainability Yearbook 2025, a globally recognized benchmark of corporate sustainability performance. The Yearbook is based on the S&P Global Corporate Sustainability Assessment, which evaluated more than 9,200 companies worldwide for the 2025 edition. 848 were selected for inclusion, with 57 from China. NaaS was one of only two companies selected within the Retailing — Mainland China industry classification

Completion of Strategic Acquisitions

In July 2026, subsequent to the end of the reporting period, the Company completed the acquisition of China Newlink Holding Limited. China Newlink Holding Limited holds a proprietary electric vehicle and energy data portfolio. The transaction extends the Company’s service ecosystem, and strengthens its consumer-facing engagement and AI-power monetization capabilities across the mobility sector.

2026 First Half Financial Results

Revenue

Total revenues were RMB45.5 million (US$6.7 million) in the first half of 2026, compared with RMB66.6 million in the same period last year, primarily reflecting the Company’s continued prioritization of order quality and profitability over transaction volume under its asset-light platform model.

●	Charging Services: Charging services revenues were RMB43.9 million in the first half of 2026, compared with RMB63.5 million in the same period last year. The decrease primarily reflects the Company’s sustained emphasis on high-quality, profitable charging orders and the continued refinement of its charging services portfolio.

●	Energy Solutions: Energy solutions revenues were RMB0.1 million in the first half of 2026, compared with RMB0.5 million in the same period last year, consistent with the Company’s continued scale down of working capital-intensive offline businesses.

●	New Initiatives: New initiatives revenues were RMB1.4 million in the first half of 2026, compared with RMB2.6 million in the same period last year.

Cost of Revenues

Total cost of revenues was RMB6.8 million (US$1.0 million) in the first half of 2026, compared with RMB2.2 million in the same period last year, primarily due to a net credit to share-based compensation expense of RMB5.7 million recognized within cost of revenues in the prior-year period, arising from forfeitures of unvested awards in connection with the organizational restructuring that accompanied the Company’s strategic transformation. With that transformation complete and the Company’s team composition stabilized at a level aligned to its ongoing operational requirements, share-based compensation expense in the current period reflects a normalized, recurring cost structure.

Gross Margin

Gross margin was 85% in the first half of 2026, compared with 97% in the same period last year. The movement was primarily attributable to the aforementioned non-recurring share-based compensation credit recognized within cost of revenues in the prior-year period, rather than any deterioration in the underlying economics of the platform business. Gross margin on charging services, which accounted for 97% of total revenues in the first half of 2026, was 86%.

Operating Expenses

Total operating expenses decreased by 82% to RMB19.1 million (US$2.8 million) in the first half of 2026 from RMB104.5 million in the same period last year, reflecting the Company’s sustained rationalization of its cost base following the completion of its strategic transformation.

●	Selling and marketing expenses were RMB10.9 million in the first half of 2026, a decrease of 81% compared with RMB57.7 million in the same period last year, primarily reflecting lower employee compensation and reduced user acquisition and promotional spending, as the Company continues to drive user stickiness and economies of scale.

●	General and administrative expenses were RMB4.8 million in the first half of 2026, a decrease of 91% compared with RMB54.0 million in the same period last year, primarily attributable to significant reductions in professional service fees, employee compensation and share-based compensation expenses.

●	Research and development expenses were RMB4.0 million in the first half of 2026, a decrease of 47% compared with RMB7.5 million in the same period last year, reflecting a more focused allocation of technical resources in line with the Company’s strategic priorities.

The Company recorded a net impairment reversal of RMB0.6 million in the first half of 2026, compared with a net impairment reversal of RMB14.7 million in the same period last year, primarily attributable to significant improvements in actual collections of receivables that warranted positive adjustment credit loss provisions in the first half of 2025. The year-over-year decrease primarily reflected the continually evaluation of the Company's credit loss provisioning estimates following sustained efforts to improve receivable collections.

Operating Profit

The Company recorded an operating profit of RMB28.9 million (US$4.3 million) in the first half of 2026, compared with an operating loss of RMB39.1 million in the same period last year. This represents the first operating profit in the Company’s history. The improvement was driven principally by the RMB85.4 million reduction in total operating expenses, which more than offset the decline in gross profit, and reflects the structural repositioning of the Company’s cost base under its asset-light platform model.

Net Profit

Net profit was RMB19.8 million (US$2.9 million) in the first half of 2026, compared with RMB65.4 million in the same period last year. The year-over-year decrease was primarily driven by the absence of the one-time recognition in fair value gain of approximately RMB135.7 million in the first half of 2025. Net profit attributable to ordinary shareholders of the Company was RMB16.1 million (US$2.4 million) in the first half of 2026, compared with RMB66.1 million in the same period last year.

Cash Position

Cash and cash equivalents were RMB77.2 million (US$11.4 million) as of June 30, 2026, compared with RMB82.2 million as of December 31, 2025, including RMB1.0 million included in assets classified as held for sale. The decrease of RMB5.0 million over the six-month period compares with a decrease of RMB52.0 million over the corresponding period in 2025, reflecting a substantial reduction in the Company’s rate of cash consumption.

Exchange Rate

This Form 6-K contains translations of certain RMB amounts into USD at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Recent Developments

Final Award in Charge Amps Arbitration

On July 14, 2026, an SCC arbitral tribunal issued a final award holding the Company and its Swedish subsidiary jointly and severally liable for damages and certain costs in connection with the previously terminated proposed acquisition of Charge Amps AB. The underlying acquisition was terminated in November 2023 and never completed. Management believes that provisions brought forward from previous financial period can substantially cover the Company's estimated exposure under the award. Accordingly, the Company does not expect the award to have a material adverse impact on its future financial condition or results of operations.

Forward Looking Statements

The information in this Form 6-K includes statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this Form 6-K is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: August 14, 2026